SEC File No. 70-9793

                                       And

                              SEC FILE NO. 70-9941





                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549






                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS






                                FirstEnergy Corp.

------------------------------------:
In the matter of                    :
FirstEnergy Corp.                   :        Certificate Pursuant
                                    :        to Rule 24 of Partial
                                    :        Completion of
                                    :        Transactions
SEC File No. 70-9793                :
SEC File No. 70-9941                :
(Public Utility Holding Company Act :
of 1935)                            :
------------------------------------


TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

     The undersigned, FirstEnergy Corp (FirstEnergy) hereby certifies pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding Company Act of 1935 (the Act), that certain of the transactions proposed in the Applications, as amended, filed in SEC File No. 70-9793 and SEC File No. 70-9941, respectively, have been carried out in accordance with the Commission's Orders dated with respect to the said Applications as follows:

1. During the period October 1, 2002 through December 31, 2002, there were no sales of common stock or Preferred Securities by FirstEnergy.

2. FirstEnergy issued 817,213 shares of common stock pursuant to options granted under employee benefit plans and dividend reinvestment plans during the fourth quarter of 2002.

3. During the period October 1, 2002 through December 31, 2002, no FirstEnergy common stock was transferred to a seller of securities of a company being acquired.

4. During the fourth quarter of 2002, the following guarantees were made by FirstEnergy to support activities of its subsidiary, FirstEnergy Solutions Corp.
(FES):

                                                                    Purpose of
     Beneficiary                          Amount         Terms      Guarantee
     -----------                          ------         -----      ----------

     FES (Trading - Electric)
     ------------------------
     BP Energy Trading                  12,000,000        (a)          (b)
     Dominion Energy Marketing           7,000,000        (a)          (b)
     Edison Mission Marketing            5,000,000        (a)          (b)
     Select Energy                       5,000,000        (a)          (b)
     Tenaska Power Services              1,000,000        (a)          (b)

     FES (Trading - Gas)
     -------------------
     Amerada Hess                        5,000,000        (a)          (b)
     BP Energy                           3,000,000        (a)          (b)
     Dominion Field Services             1,500,000        (a)          (b)
     Noble Gas Marketing                 7,000,000        (a)          (b)
     ProLiance Energy                    3,000,000        (a)          (b)
     Tenaska Marketing Ventures          2,000,000        (a)          (b)
     Vista Resources                       500,000        (a)          (b)
     WPS Energy Services                 2,000,000        (a)          (b)

     (a) Such guarantees are issued for a one-year term, with a ten-day termination right by FirstEnergy (b) Parental guarantees issued by FirstEnergy to provide credit support for electric power and natural gas purchases by subsidiary

The following Letters of Credits (LOC) were issued during the fourth quarter of 2002:
                                                                     Purpose of
      Beneficiary                          Amount                       LOC
      -----------                          ------                    -----------
      Pennsylvania Electric Company
        (Penelec)
      --------------------------------
      Pennsylvania Dept of Environment
      Bureau of Land Recycling & Waste
      Management                           $  210,000                   (a)

      FES
      ---
      National Fuel Gas Distribution Corp. $3,267,000                   (b)

      (a)  Collateral for the Harborcreek Ash Disposal Site in Erie, PA
      (b)  Collateral for Customer Balancing Aggregator Program

5.   During  the  period  October  1,  2002  through  December  31,   2002,  the
FirstEnergy Companies issued the following indebtedness:

                         Transaction      Maturity                  Transaction
                            Date            Date       Rate            Amount              Loan Balance
                         -----------      --------     ----         ------------           ------------

CitiBank (FirstEnergy Revolver)
-------------------------------
FirstEnergy               10/21/2002      10/28/2002   2.86         $25,000,000.00        $100,055,659.72
FirstEnergy               11/1/2002       11/8/2002    2.86        $130,000,000.00        $130,072,357.65
FirstEnergy               11/8/2002       11/22/2002   2.80        $595,000,000.00        $595,647,888.89
FirstEnergy               11/15/2002      11/29/2002   2.61         $65,000,000.00         $65,066,038.19
FirstEnergy               11/25/2002      11/26/2002   4.43         $19,000,000.00         $19,002,303.42
FirstEnergy               11/29/2002      12/20/2002   2.61         $35,000,000.00        $100,152,395.83
FirstEnergy               12/2/2002       12/16/2002   2.61         $60,000,000.00         $60,060,958.33
FirstEnergy               12/16/2002      1/6/2003     2.61        $140,000,000.00        $200,304,791.66
FirstEnergy               12/20/2002      1/10/2003    2.61         $65,000,000.00        $165,251,453.13
FirstEnergy               12/23/2002      12/24/2002   4.43          $5,000,000.00          $5,000,606.16
FirstEnergy               12/27/2002      1/13/2003    2.56         $60,000,000.00         $60,072,604.17

CitiBank (Ohio Edison Company (Ohio Edison) Revolver)
-----------------------------------------------------
Ohio Edison               10/1/2002       10/8/2002    2.31         $20,000,000.00         $20,009,000.00
Ohio Edison               10/15/2002      10/29/2002   2.54        $250,000,000.00        $250,246,701.39

FirstMerit (Ohio Edison Bi-Lateral Facility)
--------------------------------------------
Ohio Edison               10/4/2002       10/7/2002    2.50         $10,000,000.00         $10,002,083.33
Ohio Edison               10/28/2002      10/29/2002   2.56          $2,500,000.00          $2,500,177.95
Ohio Edison               10/29/2002      10/30/2002   2.50          $2,500,000.00          $5,000,347.22
Ohio Edison               11/1/2002       11/4/2002    2.56         $10,500,000.00         $10,502,242.18
Ohio Edison               11/4/2002       11/5/2002    2.50          $3,500,000.00         $14,000,972.22
Ohio Edison               11/8/2002       11/12/2002   2.00          $5,500,000.00          $5,501,222.22
Ohio Edison               11/22/2002      11/25/2002   2.06         $14,000,000.00         $14,002,406.25
Ohio Edison               12/2/2002       12/3/2002    1.88         $14,000,000.00         $14,000,729.17
Ohio Edison               12/6/2002       12/9/2002    2.00          $9,000,000.00         $14,002,333.33
Ohio Edison               12/13/2002      12/16/2002   2.00         $14,000,000.00         $14,002,333.33
Ohio Edison               12/26/2002      12/27/2002   2.00          $9,500,000.00         $14,000,777.78

KeyBank (Ohio Edison Bi-Lateral Facility)
-----------------------------------------
Ohio Edison               11/4/2002       11/5/2002    2.75         $13,500,000.00         $13,501,031.25
Ohio Edison               11/22/2002      11/25/2002   2.25          $9,000,000.00          $9,001,687.50
Ohio Edison               11/25/2002      11/26/2002   2.27         $11,000,000.00         $20,001,261.11
Ohio Edison               12/2/2002       12/3/2002    2.31         $18,000,000.00         $18,001,156.25
Ohio Edison               12/4/2002       12/5/2002    2.25          $1,000,000.00          $2,500,156.25
Ohio Edison               12/6/2002       12/9/2002    2.25          $8,000,000.00          $8,001,500.00
Ohio Edison               12/9/2002       12/10/2002   2.27          $4,500,000.00         $12,500,788.19

Ohio Edison               12/13/2002      12/16/2002   2.28         $17,000,000.00         $17,003,231.84
Ohio Edison               12/20/2002      12/23/2002   2.28         $20,000,000.00         $20,003,802.17
Ohio Edison               12/26/2002      12/27/2002   2.28         $14,500,000.00         $14,500,918.85
Ohio Edison               12/30/2002      12/31/2002   2.38          $4,000,000.00          $8,500,560.76


6. During the period October 1, 2002 through December 31, 2002, the following short-term debt was issued by the Utility Subsidiaries:

                        Transaction      Maturity                  Transaction
                           Date            Date        Rate           Amount              Loan Balance
                        -----------      --------      ----        ------------           ------------

American Transmission Systems, Incorporated (ATSI) - Intercompany Loan to:
--------------------------------------------------------------------------
Ohio Edison               10/31/2002      11/1/2002    1.94          $6,820,000.00         $31,604,138.92
Ohio Edison               11/29/2002      12/2/2002    1.94         $15,690,000.00         $47,349,344.42

Jersey Central Power & Light Company (JCP&L) - Intercompany Loan to:
--------------------------------------------------------------------
Ohio Edison               10/7/2002       10/25/2002   1.94         $50,000,000.00         $50,048,381.50
Ohio Edison               10/25/2002      11/1/2002    1.94         $50,000,000.00        $100,086,029.76
Ohio Edison               11/4/2002       12/2/2002    1.94         $20,000,000.00        $120,282,948.85
Ohio Edison               12/26/2002      1/2/2003     1.80         $15,000,000.00         $77,384,790.17

Ohio Edison - Intercompany Loan to:
-----------------------------------
The Cleveland Electric
Illuminating
Company (CEI)             11/29/2002      12/2/2002    1.94         $25,615,000.00        $243,103,158.13
CEI                       12/31/2002      1/2/2003     1.80         $43,359,000.00        $286,843,438.71
The Toledo Edison
Company (TE)              9/30/2002       10/1/2002    1.99         $18,000,000.00        $147,450,237.86
TE                        12/31/2002      1/2/2003     1.80         $23,000,000.00        $149,668,282.85

Pennsylvani Power Company (PennPower) - Intercompany Loan to:
------------------------------------------------------------
Ohio Edison               10/31/2002      11/1/2002    1.94          $9,780,000.00         $32,198,671.45
Ohio Edison               11/29/2002      12/2/2002    1.94          $6,780,000.00         $39,033,430.93


7. During the fourth quarter of 2002, there were no financings consummated by any Non-Utility subsidiary that were not exempt under rule 52.

8.   During the Fourth  Quarter  of 2002,  no  financial  Hedge  Instruments  or
Anticipatory   Hedges   were  entered   into  by   FirstEnergy   or its  Utility
Subsidiaries.

9. Investments made during the fourth quarter 2002 in any intermediate subsidiary or financing subsidiary are as follows:

Company                                    Investment
-------                                    ----------
                                        (In Thousands $)

Bay Shore Power Company                      $1,563
Webb Technologies, Inc.                       1,351
L. H. Cranston and Sons, Inc.                   134

10. During the fourth quarter of 2002 FirstEnergy filed the following U-6B-2 forms:

Company                                     Filing Date
-------                                     -----------
CEI                                       October 18, 2002
TE                                        October 18, 2002

11. CEI and TE engaged in jurisdictional financing transactions during the fourth quarter of 2002. Consolidated balance sheets of CEI and TE for the quarter ended December 31, 2002 - incorporated by reference to CEI's and TE's

Form 10-K Annual Report to SEC for the year ended December 31, 2002 (File No. 1-2323 and 1-3583, respectively).

12. The following table presented in thousands, provides the capital structure of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the fourth quarter 2002.

FirstEnergy                  Amount                  Ratio
-----------                ----------                -----
Common Equity              $7,120,049                33.04%
Preferred Stock               765,261                 3.55%
Long Term Debt             12,573,288                58.34%
Short Term Debt             1,092,817                 5.07%
                           ----------                -----
Total Capitalization      $21,551,415               100.00%
                          -----------               ------

Ohio Edison
-----------
Common Equity              $2,840,361                55.21%
Preferred Stock               114,320                 2.22%
Long Term Debt              1,781,864                34,64%
Short Term Debt               407,662                 7.93%
                           ----------                -----
Total Capitalization       $5,144,207               100.00%
                           ----------               ------

CEI
---
Common Equity              $1,226,632                30.07%
Preferred Stock               202,425                 4.96%
Long-Term Debt              2,362,191                57.90%
Short-Term Debt               288,583                 7.07%
                           ----------                -----
Total Capitalization       $4,079,831               100.00%
                           ----------               ------

TE
--
Common Equity                $712,931                41.09%
Preferred Stock               126,000                 7.26%
Long-Term Debt                746,620                43.03%
Short-Term Debt               149,653                 8.62%
                           ----------                -----
Total Capitalization       $1,735,204               100.00%
                           ----------               ------

PennPower
---------
Common Equity                $229,374                42.95%
Preferred Stock                53,355                 9.99%
Long-Term Debt                251,305                47.06%
Short-Term Debt                     -                    -%
                           ----------                -----
Total Capitalization         $534,034               100.00%
                           ----------               ------

JCP&L
-----
Common Equity              $3,274,069                68.26%
Preferred Stock               137,893                 2.88%
Long-Term Debt              1,384,261                28.86%
Short-Term Debt                     -                    -%
                            ---------               ------
Total Capitalization       $4,796,223               100.00%
                           ----------            ------

Metropolitan Edison Company (Met-Ed)
------------------------------------
Common Equity              $1,315,586                62.78%
Preferred Stock                92,409                 4.41%
Long-Term Debt                599,257                28.60%
Short-Term Debt                88,299                 4.21%
                            ---------                -----
Total Capitalization       $2,095,551               100.00%
                           ----------               ------

Penelec
-------
Common Equity              $1,353,704                67.43%
Preferred Stock                92,214                 4.59%
Long-Term Debt                471,087                23.47%
Short-Term Debt                90,427                 4.51%
                           ----------                -----
Total Capitalization       $2,007,432               100.00%
                           ----------               ------

13. The following table presented in thousands provides retained earnings analysis of FirstEnergy on a consolidated basis and each Utility Subsidiary as of the end of the fourth quarter 2002.

                                                  Ohio
                                   FirstEnergy   Edison       CEI        TE
                                   -----------  --------   ---------  --------
Balance, January 1, 2002            $1,521,805  $572,272   $150,183  $113,436
Net Income                             629,280   363,483    155,946    13,337
Cash Dividends on Preferred Stock            -    (6,510)   (12,665   (10,057)
Cash Dividends on Common Stock        (439,628) (121,900)         -    (5,600)
Other                                        -         -     (4,743    (1,299)
                                    ----------  --------   --------  --------
Balance, December 31, 2002          $1,711,457  $807,345   $288,721  $109,817
                                    ----------  --------   --------  --------


                                      PennPower   JCP&L     Met-Ed    Penelec
                                      ---------   -----     ------    -------
Balance, January 1, 2002               $35,398  $ 29,343    $14,617   $10,795
Net Income                              47,717   251,895     63,224    50,910
Cash Dividends on Preferred Stock       (3,699)   (1,471)         -         -
Cash Dividends on Common Stock         (28,500) (190,700)   (60,000)  (29,000)
Other                                        -     2,936          -         -
                                       -------   -------    -------   -------
Balance, December 31, 2002             $50,916   $ 92,003   $17,841   $32,705
                                       -------   --------   -------   -------

14. During the fourth quarter of 2002, there was no change to the ratings of FirstEnergy or its Utility Subsidiaries by any of the nationally recognized credit rating agencies.

                                    SIGNATURE


     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.



                                                  FIRSTENERGY CORP.


March 28, 2003
                                       By:      /s/ Harvey L. Wagner
                                           --------------------------------
                                                    Harvey L. Wagner
                                              Vice President, Controller
                                              and Chief Accounting Officer
                                             (Principal Accounting Officer)